Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange Act of 1934 (Amendment No.
)*

Galagen Inc.
(Name of Issue)

COMMON
 (Title of Class of Securities)

362913105
(Cusip number)

Check the following box if a fee is being paid with this
statement [   ].  (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the
remainder of this cover
page shall not be
deemed
to be "filed" for the
purpose of Section 18
of the Securities
Exchange Act of
1934 ("Act") or
otherwise subject to
the liabilities in that
section of the Act
but shall be subject to
all other provisions of
the Act (however, see
the
Notes).

(Continued on the
following page(s) Cusip
Number:    362913105
13G


1.   Investment
Advisers, Inc.
2.   Check the
appropriate box if a
member of a
group:  (a)
[   ]  (b) [ X ]
3.   SEC Use
only
4.   Citizenship
or place of
organization:
Delaware
5.   Sole voting
power: 13541
6.   Shared voting
power:0
7.   Sole Dispositive
power: 13541
8.   Shared
dispositive power: 0
9.   Aggregate amount
beneficially
owned by each
reporting
person: 13541
10.  Percent of class
represented by amount
in Row 9: 0 11.  Type
of Person Reporting*:
IA

Item 1.   (a)  Name of
Issuer:
Galagen Inc..
     (b)  Address of
Issuer's Principal
Executive Offices: 4001
Lexington Avenue North
Arden Hills, MN  55126-
2998
Item 2.   (a)
Investment Advisors,
Inc.
      (b)  3700 First
                 Bank
                 Place,
                 Box
                 357,
                 Minnea
                 polis,
                 MN
55440
     (c)  Delaware
     (d)  Title of
     Class of
     Securities:
     Common (e)  Cusip
     Number: 362913105

Item 3    (e)
Investment Advisor
registered
under Section
203 of the
          Investment
Advisors Act of 1940.
Item 4.   (a)  Amount
beneficially
owned: 13541
     (b)  Percent of
Class: 0
(c)  Number of shares as
        to which
                      su
                      ch
                      pe
                      rs
                      on
                      ha
                      s:
13541

     (I)  Sole power to
     vote: 13541 (ii)
     Shared power to
     vote:0 (iii)
     Sole power to
     dispose
or direct
disposition
of: 13541
   (iv) Shared power to
               dispose
               or direct
disposition of:0

Item 5.        If this
statement is
being filed
to report
the fact that as of
the date hereof the
reporting person has
ceased to be the
beneficial owner of more
than five percent of the
class of
securities, check the
following: [X]

Item 6.The shares
referred to in this
filing are held by
various
custodian banks for
various clients of
Investment Advisors,
Inc.
None of the
individual clients or
custodian banks holds
more
   than 5% or more of
the shares. Item 7.
Not applicable. Item
8. Not applicable.
Item 9.        Not
applicable. Item 10.
Certification

By signing below I
certify that, to the
best of my knowledge and
belief, the
securities referred to
above were acquired in
the ordinary course of
business
and were not acquired
for the purpose of and
do not have the effect
of changing
or influencing the
control of the issuer of
such securities and were
not
acquired in connection
with or as a participant
in any transaction
having such
purposes or effect.

After reasonable inquiry
and to the best of my
knowledge and belief, I
certify
that the infraction set
forth in this statement
is true, complete
and correct.

Date:  1/5/99/s/
Kelly Thomas
Coughlin

Kelly Thomas
Coughlin
Vice President
Director of
Compliance